The business integration described in this press release involves securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

May 9, 2017
Press Release
Company: Showa Shell Sekiyu K.K.
(Code Number: 5002, TSE 1st Section)
Representative: Group CEO, Representative Director
Tsuyoshi Kameoka
Contact:
Public Affairs Division, Tomoji Nakamura
Tel: +81-3-5531-5793

Company: Idemitsu Kosan Co., Ltd.
(Code Number: 5019, TSE 1st Section)
Representative: CEO, Representative Director
Takashi Tsukioka
Contact:
General Manager, Investor Relations Office, Treasury Department, Koji Tokumitsu
Tel: +81-3-3213-9307

Execution of Agreement Regarding the Enhancement and Promotion of the Business Collaboration of Showa Shell Sekiyu K.K. and Idemitsu Kosan Co., Ltd.

Showa Shell Sekiyu K.K. (Daiba 2-3-2, Minato-ku, Tokyo: Group CEO, Representative Director, Tsuyoshi Kameoka) (“SSSKK”) and Idemitsu Kosan Co., Ltd. (3-1-1 Marunouchi, Chiyoda-ku, Tokyo: CEO, Representative Director, Takashi Tsukioka) (“Idemitsu”) (collectively, the “Companies” or “we”) have signed an agreement on May 9, 2017 regarding formation of an alliance between both Company groups to enhance and promote business collaboration (the “Alliance”) prior to the business integration of the Companies (the “Integration”).

1. Objectives of the Alliance
(1) Objectives of the Alliance
The business environment surrounding the Companies is becoming more challenging.  Especially in petroleum refining and sales, current and future business operations of the dealers, distributors, transport companies and cooperative companies that have been working alongside the Companies, as well as the Companies themselves, have been significantly affected, mainly due to a drop in demand.  Based on these factors, we continue to pursue the Integration, but also want to make the most use of our time prior to achievement of the Integration and realize synergies during that period in order to further enhance the corporate value of the Companies.  We will form the Alliance as equal business partners, and extensively deepen our business collaboration (hereafter the “Collaboration”) while restarting or accelerating the processes for the Integration.  At the same time, through such processes, we will promote interaction and harmonization between personnel from both Companies.  In this way, we will continue to strive to further enhance the competitiveness of the Companies.

(2) Name of the Alliance
As an alliance with leading competitiveness in Asia, we set the alliance values of the Collaboration as anticipating changes in the business environment, making continuous efforts for self-evolution and boldly striving for upcoming innovations.  With that in mind, we will call the Alliance as follows:
“Brighter Energy Alliance.”

2. Details of the Alliance
(1) Realizing Synergies from the Integration in the Domestic Petroleum Business
We will realize synergies through the Alliance prior to the Integration by intensively discussing and executing the following items as part of the preparation for the Integration:
・	Optimization of crude oil purchase and transport
・	Optimization of production planning
・	Interchange of finished products and intermediate products, especially at the scheduled shut down maintenance period of a refinery
・	Improvement of efficiency of logistics network (land and marine)
・	Reduction of refinery cost
・	Implementation of best practices to save energy and improve refinery margin
・	Reduction of procurement costs by enhancing joint procurement

(2) Synergy Target
We will aim to achieve the Integration swiftly and to realize 50 billion yen of annual synergies within five years, as we publicly announced in November 2015.  As part of this effort, we will strive to realize more than 25 billion yen of annual synergies within three years from April 2017.
Attachment 1: Initiatives for Synergies
Attachment 2: Specific Initiative Examples in FY2017

(3) Alignment of Business Strategies in Overlapping Business Areas between the Companies
To deal with overlapping business areas after the Integration (crude oil purchase, refining, supply, logistics, sales, corporate sector), the Companies will align their strategies prior to the Integration, and discuss plans to enhance customer value and to become more efficient and competitive.
With respect to sales of products, we will not immediately change any systems of each Company and will continue to operate on each Company basis in principle for the time being.

(4) Considering Strategies for the Alliance Group and the Integrated New Company
As an alliance, the Companies will proceed with wide-ranging and vigorous planning of initiatives that can contribute to enhancing business efficiency and competitiveness, mid-to long-term management strategies, business plans, investment plans and other initiatives through “Strategic Top-Level Meetings” comprised of the top managements of the Companies and other meetings.
Attachment 3: Promotion Framework

(5) Promotion of Harmonization between Personnel of the Companies
We will restart the workshops at each level of the personnel of the Companies that we have held so far to mutually respect the differences in culture, codes of conduct, and working style between the Companies.  Through the workshops, we aim to harmonize the personnel of the Companies by exploring culture, codes of conduct, and working style after the Integration.  So far, 800 employees from the Companies have participated in the workshops, and we aim to increase the number of participants to 1,500 in this fiscal year.

(6) Development of New Services from the Perspective of Customers
We have many customers through the dealers and distributors of the Companies.  We will establish a task team from a new perspective gained through the Collaboration for retail business development of new products and services in order to improve convenience and quality of services for customers.

(7) Further Promotion of Social Contribution Activities
We will collaborate in areas of social contribution activities.  We will work together on activities to contribute to the community and to develop the next generation, and will further enhance the scale of these activities (e.g., expansion of concerts held in the areas near refining factories and offices, expansion of education opportunities for students).

(8) Promotion of Initiatives to Realize a Low-Carbon Society
As companies dealing with fossil fuels, we have been trying to reduce the burden on the environment.  We will develop new measures to reduce carbon dioxide by drawing upon the various renewable energy businesses of the Companies (e.g., solar power, geothermal power, biomass power, wind power and developing items such as artificial photosynthesis and lithium-ion batteries).

3. Schedule of the Alliance
(1) Date of Signing	May 9, 2017
(2) Date of the Alliance Beginning	Gradually starting from May 9, 2017

4. Future Outlook
Any undecided items will be disclosed once they have been decided.

End

(Attachment 1: Initiatives for Synergies)

Section	Initiatives			Expected Effect
Purchase of Crude Oil	①	Joint purchase of crude oil		1 Billion Yen
	②	Joint allocation of VLCC (Very Large Crude Carrier) / reduction of chartered VLCC cost
Supply	①	Earnings improvement by integration of production planning model		12 Billion Yen
		・	Maximization of profitability of heavy oil upgrading units to optimize heavy components
		・	Optimization of crude allocation for each refinery
	②	Interchange of finished oil products and intermediate products (within the Companies and their affiliates)
		・	Cooperation at scheduled shut down maintenance period of a plant
		・	Optimize imports and exports
		・	Reduction of domestic transportation cost for heavy fuel oil (Keihin area - Chukyo area - Yamaguchi area)
Manufacturing and Procurement	①	Implementation of best practice to improve refinery margin		7 Billion Yen
		・	Reduction in refining cost and others
	②	Joint procurement
		・	Sub-materials (catalysts / chemicals, etc.)
		・	Construction / construction materials
Logistics and Sales	①	Mutual utilization of oil terminal		4 Billion Yen
	②	Cooperative distribution (land and marine)
Administrative Sectors	Joint procurement (IT system, corporate-related expenses, etc.)			1 Billion Yen
Total				More Than 25 Billion Yen

(Attachment 2: Specific Initiative Examples in FY2017)

1. Interchange of Finished Oil Products and Intermediate Products
(1) Cooperation at Scheduled Shut Down Maintenance Periods of Refinery
The Companies will interchange their products with each other during scheduled shut down maintenance periods.
・	June - July: Idemitsu supplies gasoline and gas oil to SSSKK
・	April, October - November: SSSKK supplies gasoline and gas oil to Idemitsu

(2) Optimizing Imports and Exports
Mutual utilization of each import oil terminal of SSSKK (Niigata) and Idemitsu (Hokkaido)

2. Joint Allocation of VLCC (Very Large Crude Carrier) (for loadings after May 2017)
・	Sharing vessel positioning of all (about 20) vessels and lending/borrowing of vessels between the Companies
・	Interchange of bunker fuel / joint procurement

3. Integration of Optimized Production Planning Model
・	Modeling (from August 2016 to the end of September 2017)
・	Model validation and test run (from October 2017)

4. Joint Procurement (to be implemented on every renewal of the contract)
・	Catalysts and chemicals for the petroleum refining process
・	Additives for oil products
・	Equipment: heat exchanger
・	Internal network cost reduction of the Companies

5. Mutual Utilization of Oil Terminal and Cooperative Distribution (from October 2017)
During the initial stage, we will aim to improve logistics efficiency for about 1.1 million KL.
・	Mutual utilization (in Keihin area): Toa Oil (Kawasaki) ⇔Idemitsu Tokyo Oil Terminal
・	Mutual utilization (in Chukyo area): SSSKK (Yokkaichi) ⇔Idemitsu Aichi Refinery
・	Mutual utilization (in Shizuoka area): Idemitsu Oigawa Oil Terminal ⇔SSSKK Shimizu Oil Terminal
・	SSSKK utilizes oil terminal of Idemitsu: Hokkaido, Takamatsu, Nagasaki, Kagoshima, Okinawa
・	Idemitsu utilizes oil terminal of SSSKK: Takasaki, Matsumoto, Yamaguchi (Seibu Oil)
・
Improvement of marine transportation efficiency (e.g., Oil transfer “from Yokkaichi to Toa Oil” is changed “from Chiba to Toa Oil” and Oil transfer “from Chiba to Aichi” is changed “from Yokkaichi to Aichi” respectively)

(Attachment 3: Promotion Framework)

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the NewCo group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.  The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the NewCo group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.  The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;

(2)	changes in costs of crude oil and other materials and exchange rates;

(3)	changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;

(4)	changes in the value of assets (including pension assets), such as securities;

(5)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;

(6)	rise in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;

(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

(8)
the Companies’ being unable to complete the business integration or there being changes in the method or the terms of the business integration, due to the reasons such that the Companies are not able to execute the definitive agreement with regard to the business integration, the necessary procedures including approval of the agreement with regard to the business integration by the shareholders meetings of the Companies are not implemented;

(9)	status of the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and

(10)	inability or difficulty of realizing synergies or added value by the business integration by the NewCo group.